EMISPHERE TECHNOLOGIES, INC.
240 Cedar Knolls Road
Suite 200
Cedar Knolls, NJ 07927
March 12, 2008
Securities and Exchange Commission
ATTN:	Jim B. Rosenberg Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, DC 20549-3628

RE:	Emisphere Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-10615
Ladies and Gentlemen:
Emisphere Technologies, Inc., a Delaware corporation (“Emisphere”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”), this letter reflecting Emisphere’s responses to the verbal comment communicated by Mary Mast to Michael R. Garone, Chief Financial Officer during a phone call on March 6, 2008.
Questions and Answers
Comment
Financial Statements
Note 2—Summary of Significant Accounting Policies, page 46
•	Please explain why you feel you have sufficient ability to estimate your expected revenue included in total expected contractual payments given the uncertainty regarding achievement of your milestones.
Response to Staff Comment
               As communicated in prior comment responses, Emisphere has applied the guidance in EITF 91-6, by analogy, to its contractual arrangement with Novartis Pharma AG — Oral Recombinant Human Growth Hormone Program (the “Novartis Agreement”). In applying the guidance of EITF 91-6, by analogy, Emisphere has interpreted “expected revenues” to equate to “contractual revenues”. Based on this interpretation, Emisphere recognized $6 million of cumulative revenue under the Novartis Agreement through December 31, 2006. While the Company continues to believe its interpretation is supportable, in light of the Staff’s comments, the Company has revised its interpretation of “expected revenues” to equate to “best estimate” of revenues. Under this interpretation, only those contractual revenues that are more likely than not of being achieved are included in expected revenues. While this interpretation differs from that used previously by the Company, it does not result in any change to previously recognized revenues in either timing or amount for periods through December 31, 2007. The Company will revise its disclosure to reflect this new interpretation in its Annual Report on Form 10-K for fiscal year ended December 31, 2007 (the “2007 Form 10-K”).
Other Matters:
          In applying the guidance in EITF 91-6, by analogy, one must determine the percentage of completion to apply against expected revenues. At December 31, 2006, the Company determined its completion ratio as 564/834 by dividing the collaboration hours expended to date by the estimated total collaboration hours.
          The 564 completed hours included 228 R&D hours and 336 Joint Steering Committee hours. Under the terms of the Novartis Agreement, Emisphere was obligated to perform certain R&D activities in connection with the transfer of technological know how to Novartis. The process of transferring know how is Emisphere’s primary obligation under the contract and the first step in the development process. Therefore, most R&D activities required to support the transfer of know how were completed early on in the development program. Additionally, although Joint Steering Committee Meetings will continue throughout the development program a substantial portion of Joint Steering Committee Meeting effort was completed early in the project commensurate with the learning curve associated with the transfer of technology.
          The estimate of 834 total project hours was arrived at by the Company based on its understanding of resources required to support the development program. The reason the percentage completion is so high relatively early in the project (pre-Phase II) is that Emisphere’s primary obligation under the agreement is the transfer of know how. Because Emisphere’s transfer of know how was required to take place before Novartis could begin substantial development activities, Emisphere’s efforts were concentrated in the early stages of the project. Hence the Company estimated it was two-thirds (2/3rds) complete with its obligations under the agreement as of December 31, 2006, although the development effort was still in its early phase.
          As of December 31, 2007, the Company estimates it is 70% complete with its obligations under the agreement. Because Emisphere’s effort was concentrated in the early stages of the project, and Novartis’ development program may continue for years, the ratio of the Company’s percent complete is likely to increase slowly as development progresses.
Testing the Company’s Accounting Methodology — The “Best Estimate of Future Payments” Model
          Under the Company’s revised definition of “expected revenues”, it considered payments received under the contract: $1 million Initial Program Fee and $5 million Commencement Development Fee as assured because they were paid, and are nonrefundable and not contingent upon any future performance or occurrence of any event by either Emisphere or Novartis. The next milestone payment would be a $4 million Initiation of Phase II Clinical Trial fee. As of December 31, 2006 and for all periods through today, the Company believes it is more-likely-than-not that we will receive this payment at some time in the future based on the Company’s knowledge of project status obtained through participation in Joint Steering Committee meetings; the fact that the development effort is continuing at the discretion of Novartis, a Company with deep experience and a successful track record of developing new drug products; and the fact that pre-Phase II development is substantially complete.
          By calculating revenue recognition under this alternative method, the Company estimated total expected contractual payments to be $10 million ($1 million Initial Program fee + $5 million Commencement Development fee + $4 million Phase II initiation). Because the program was 2/3rds complete, potential revenue to be recognized would be approximately $6.7 million through December 31, 2006. However, application EITF 91-6, by analogy, limits revenues to cash received or receivable. As a result, based upon cash receipts of $6 million, there is no change to the amount of revenue previously recognized by Emisphere under its prior definition of expected revenues.
Conclusion
          Although the Company continues to support its prior interpretation of “expected revenues” , the Company will revise its interpretation to base “expected revenues” on a best estimate more likely than not basis. This change in interpretation does not result in a change in any previously recognized revenues. The Company will revise its disclosure accordingly in its 2007 Form 10-K.
          As requested by the Staff, Emisphere hereby acknowledges as follows:
1.	Emisphere is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.	Emisphere understands that Staff comments or Emisphere’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Emisphere’s filing; and

3.	Emisphere understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at 973-532-8005 should you require additional information or have questions regarding this letter.

Very truly yours, EMISPHERE TECHNOLOGIES, INC.
By:	/s/ Michael R. Garone
Michael R. Garone, Chief Financial Officer

cc:	Owen P. Davis, Partner, PricewaterhouseCoopers LLP
Timothy C. Maguire, Esquire, Brown Rudnick Berlack Israels LLP